EXHIBIT G


Talley Industries Urges Stockholders to Review Company
Recommendation Statement

               Business Wire via Dow Jones

               PHOENIX--(BUSINESS WIRE)--Sept. 30, 1997--Paul Foster, chairman and chief executive officer of Talley Industries Inc. (NYSE: TAL) urged all stockholders to review carefully the recommendation statement of the company that will be sent to stockholders later this week, which will describe the board's recommendation and the factors considered by the board in approving the merger agreement with Carpenter Technology announced on Friday.

               Commenting on a statement issued by Saad Alissa and William Danzell, founders of a dissident shareholder group, that the company's individual businesses, if sold separately, are worth more than the whole and would result in a higher cash price to the company's stockholders, Foster stated, "Needless to say, if the Talley board had agreed with the Alissa/Danzell assessment of the net proceeds to Talley's stockholders, it would not have approved the transaction with Carpenter."

               Foster added, "The Alissa/Danzell group say they are pleased
with the board's decision to entertain offers for the Company.   We believe it
important, however, to correct their mistaken assertion that the Company has prevented others from extending bids for Talley.

               "The board is well aware of its fiduciary obligations to the Talley stockholders. At no time during this process has the board prevented anyone from making a proposal to acquire Talley as a whole or any of its individual businesses or divisions. Nor does the agreement with Carpenter prevent the Talley board from considering any serious and bona fide proposal that would offer greater value to Talley stockholders than the Carpenter transaction."

               Talley Industries Inc. designs, manufactures and supplies specialized industrial, commercial and aerospace products and services, including stainless steel bar and wire rod, and high reliability electronic components. The company was a pioneer in the automotive airbag industry and is currently developing new airbag technologies.

      Contact:   Talley Industries Inc, Phoenix
                 Daniel R. Mullen, 602/957-7711

08:01 EDT September 30, 1997